*AP 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048478

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH. D.C. 194

SEC FILE NUMBER
8- 68538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP NURMNKARI INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 EAST 41ST STREET, SUITE 1902
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carolyn C. Carty (631) 224-9578
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO. CPA
(Name –//individual, state last, first, middle name)

3150 140TH STREET, ROOM 6C (Address) FLUSHING (City) NY (State) 11354 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must he supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Albert Pezone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP Nurmenkari Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO
Title

Notary Public

MICHELLE L. CASTELLANOS NOTARY PUBLIC STATE OF NEW YORK NO. 01CA6258563 QUALIFIED IN RICHMOND COUNTY COMM. EXP. 03/26/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C.
194
SECTION

GP NURMENKARI, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

PUBLIC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GP Nurmenkari, Inc.

We have audited the accompanying financial statements of GP Nurmenkari, Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. GP Nurmenlari, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GP Nurmenkari, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information of Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of GP Nurmenkari, Inc.'s financial statements.

The supplemental information is the responsibility of GP Nurmenkari, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Yin Shen Co. CPA
Flushing, New York
February 27, 2015

GP NURMENKARI INC.

Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$4,540
Receivable from customers and clearing organization	62,677
Deposits with clearing organizations	50,000
Furniture, and equipment at cost, net of accumulated depreciation ($9,677)	16,075
Prepaid expense	64,742
Security Deposit	46,158
Total assets	$244,192

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable, and accrued expenses	$95,550
Total liabilities	95,550
Stockholders' Equity	
Common stock - Authorized 200 shares non par 200 shares issued and outstanding	70,030
Retained earnings	78,612
Total stockholders' equity	148,642
Total liabilities and stockholders' equity	$244,192

GP Nurmenkari, Inc.
Notes to Financial Statements

For the Year Ended December 31, 2014

1. Organization and nature of business

GP Nurmenkari, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protection rules under Paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company is a New York corporation established on January 7, 2010.

2. Significant Accounting Policies

Basic Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements of securities, selling corporate debt securities, and retailing corporate equity securities over the counter on a fully disclosed basis through a clearing brokerage.

Use of estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue when is realized or realizable and earned. The Company earns commissions on the securities transaction amount from clients when transactions are completed and settled through the brokerage accounts on a fully disclosed basis. Commission on the transaction is earned and recognized when the underlying transaction is completed. Consulting income is earned and recognized when the underlying service is completed and billed.

Depreciation
Property and equipment are stated at cost. Depreciation is provided on a double declining basis using estimated useful lives of five to seven years.

Statement of Cash Flows
For purpose of Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A faire value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The faire value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As at December 31, 2014, the Company did not own securities and did not have principal transactions. The Company reported cash and cash equivalent, commission receivables and accounts payable, and other liabilities at carrying amounts that approximate fair values because of the short maturity.

4. Commitments and contingencies

The Company entered into a new lease of office space for a term of three years on November 21, 2013 and expires on November 30, 2016.
The Minimum Rent is
(i) $79,128 per annum ($6,594 per month) from the Commencement Date through November 30, 2014;

(ii) $81,501.84 per annum ($6,791.82 per month) from December 1, 2014 through November 30, 2015 and

(iii) $83,946.90 per annum ($6,995.57 per month) from December 1, 2015 through and including the Expiration Date.

Electricity Factor: $6,311.40 per annum.
There is a 3% per annum increase in Minimum Rent.

A security deposit of $46,158 was paid on November 22, 2013.

Rent expense for 2014 was $87,407 and is included in the Occupancy expense.

5. Depreciation

Property and equipment as of December 31, 2014 consisted of office furniture and office equipment net of depreciation $16,075. Depreciation expense for the year ended was $9,677.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At December 31, 2014, the Company was in compliance with these regulations. The company's aggregate indebtedness to net capital ratio was 4.49 to 1 and the Company had net capital of $21,271 which exceeded the minimum required dollar amount by $16,271.

7. Income taxes:

For the tax purpose, the Company elected to be taxed as an S corporation. Accordingly, the Company's income and loss is passed to the member individually. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. However, the Company is still subject to local corporation taxes if taxable income exceeds certain amount by offsetting entitled loss carry forward. $8,500 has been accrued for NYC taxes.

8. Subsequent events:

Events have been evaluated through the date of audit report the date the financial statements were available to be issued and no further information is required to be disclosed.